Heat Biologics, Inc.

677 Davis Drive

Morrisville, North Carolina 27560

November 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Paul Fischer

Re: Heat Biologics, Inc.
Registration Statement on Form S-1
File No. 333-234105

Dear Mr. Fischer:

Heat Biologics, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on November 1, 2019, which requested that the above-referenced Registration Statement on Form S-1 (File No. 333-234105) become effective on Tuesday, November 5, 2019 at 5:00 p.m., New York City Time, or as soon as reasonably practicable thereafter. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and the Registrant hereby formally withdraws its request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Patrick Egan at (914) 557-5574 or Leslie Marlow at (516) 496-2223 or (212) 907-6457.

Very truly yours,

Heat Biologics, Inc.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer

cc: Leslie Marlow, Gracin & Marlow, LLP

      Patrick Egan, Gracin & Marlow, LLP